Exhibit (e)(1)

Director Compensation

The Compensation Committee reviews and makes recommendations to the Board with respect to compensation of the Board and committee members. Directors who are employees of the Company receive no compensation for service as members of the Board. Directors who are not also our employees (“Non-Employee Directors”) are entitled to receive an annual retainer of $40,000 and an additional retainer of $15,000 if such director acts as Chairman of the Audit Committee, or $10,000 if such director acts as Chairman of the Compensation Committee, Chairman of the Nominating and Corporate Governance Committee or Chairman of the Strategic Advisory Committee. The non-employee Co-Chairman of the Board is entitled to receive an additional annual retainer of $52,000. In addition, each Non-Employee Director is entitled to receive a fee of $1,400 for each meeting of the Board or any committee thereof that the director attends in person, via teleconference or via videoconference.

Additionally, in May 2010, the Compensation Committee engaged Mercer to conduct an assessment of market practices for special committee compensation. For its assessment, Mercer utilized its proprietary board of director compensation database to analyze typical compensation structures for special committees, highlighting companies based on revenue between $750 million and $5 billion, companies that had established temporary special committees to address critical issues and companies with significant committee activity. Based on this assessment, for their services on the Special Committee, each member earns a fee of $10,000 per month and will receive a one-time fee of $10,000 (other than the Chairman) for 2010. Additionally, Mr. Ludwig, as Chairman of the Special Committee, will receive an additional one-time fee of $60,000 in 2010.

The retainers and fees for Non-Employee Directors are paid, at the director’s election, either 50% in cash and 50% in the form of our common shares or 100% in the form of our common shares, except that the additional annual retainer for our non-employee Co-Chairman is paid 50% in cash and 50% in the form of our common shares. Retainers are generally paid in two installments each year, with the number of shares to be delivered in payment of any retainer to be determined by dividing the dollar amount of the retainer to be paid in the form of common shares by the average closing price of our common shares for the last five business days prior to payment.

Non-Employee Directors are also granted 12,500 restricted share units upon first being elected or appointed to the Board and an additional 12,500 restricted share units after five years of service on the Board. The restricted share units vest in annual installments over three years following the date of grant and are paid upon vesting in an equivalent number of our common shares. We require that Non-Employee Directors hold a minimum of 10,000 common shares.

Pursuant to our policies, we also reimburse our directors for reasonable expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

The following table presents information regarding compensation paid to each of our Non-Employee Directors for services rendered during fiscal 2010. Compensation paid to Messrs. Feltheimer and Burns, each of whom is also employed by us, is presented below in the Summary Compensation table and the related explanatory tables. Compensation paid to Mark Amin and Laurie May, former directors of the Company, reflect amounts paid from April 1, 2009 to September 15, 2009. Compensation paid to Dr. Rachesky and Ms. Yaffe reflect amounts paid from

September 15, 2009. Dr. Rachesky and Ms. Yaffe replaced Mr. Amin and Ms. May at the Company’s 2009 Annual General Meeting of Shareholders.

DIRECTOR COMPENSATION — FISCAL 2010

					Change in Pension
					Value and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid	Stock		Incentive Plan	Compensation	All Other
	in Cash	Awards	Option Awards	Compensation	Earnings	Compensation	Total
Name	($)(1)	($)(2)(3)	($)(2)(3)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Mark Amin	$27,000	$—	$—	$—	$—	$—	$27,000
Norman Bacal	$59,600	$82,125	$—	$—	$—	$—	$141,725
Arthur Evrensel	$90,600	$—	$—	$—	$—	$—	$90,600
Morley Koffman	$102,334	$—	$—	$—	$—	$—	$102,334
Harald Ludwig	$187,000	$—	$—	$—	$—	$—	$187,000
Laurie May	$27,000	$—	$—	$—	$—	$—	$27,000
G. Scott Paterson	$91,400	$—	$—	$—	$—	$—	$91,400
Mark H. Rachesky, M.D.	$31,467	$82,125	$—	$—	$—	$—	$113,592
Daryl Simm	$104,800	$82,125	$—	$—	$—	$—	$186,925
Hardwick Simmons	$90,934	$—	$—	$—	$—	$—	$90,934
Brian V. Tobin	$91,000	$82,125	$—	$—	$—	$—	$173,125
Phyllis Yaffe	$35,667	$82,125	$—	$—	$—	$—	$117,792

(1)	The amounts reported in column (b) represent director annual retainer, chairman fees and meeting fees earned during fiscal 2010, paid, at the director’s election, either 50% in cash and 50% in the form of our common shares, or 100% in the form of our common shares. The value of the common shares is calculated using the average closing price of our common shares for the last five business days prior to payment. Payments of common shares are made twice a year in April and October of each year. During fiscal 2010, our Non-Employee Directors who elected to receive 50% of their retainers and fees in the form of common shares received the following number of shares: Mr. Amin, 2,144 shares; Mr. Evrensel, 7,228 shares, Mr. Koffman, 8,363 shares, Ms. May, 2,144 shares, Mr. Simm, 8,349 shares, Mr. Simmons, 7,458 shares, Mr. Tobin, 8,253 shares and Ms. Yaffe, 2,858 shares. During fiscal 2010, our Non-Employee Directors who elected to receive 100% of their retainers and fees in the form of common shares received the following number of shares: Mr. Bacal, 9,508 shares, Mr. Ludwig, 21,863, Mr. Paterson, 14,584 shares and Dr. Rachesky, 5,043 shares.

(2)	The amounts reported in columns (c) and (d) of the table above reflect the aggregate grant date fair value of these awards as determined under the principles used to calculate the value of equity awards for purposes of the Company’s financial statements (disregarding any estimate of forfeitures related to service-based vesting conditions). For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of stock awards and option awards contained in Note 15 to the Company’s Consolidated Financial Statements, included as part of the Company’s 2010 Annual Report on Form 10-K filed with the SEC on June 1, 2010 and incorporated herein by reference.

(3)	The following table presents the number of outstanding and unexercised option awards and the number of unvested stock awards held by each of our Non-Employee Directors as of March 31, 2010:

	Number of Shares	Number of Unvested
	Subject to Outstanding	Shares of Restricted
	Options as of	Share Units as of
Director	3/31/10	3/31/10

Mark Amin	—	—
Norman Bacal	50,000	12,500
Arthur Evrensel	—	8,333
Morley Koffman	—	8,333
Harald Ludwig	—	8,333
Laurie May	—	—
G. Scott Paterson	—	8,333
Mark H. Rachesky, M.D.	—	12,500
Daryl Simm	—	12,500
Hardwick Simmons	—	—
Brian V. Tobin	—	12,500
Phyllis Yaffe	—	12,500

Pursuant to our compensation program for Non-Employee Directors, as described above, Messrs. Bacal, Simm and Tobin were each granted 12,500 restricted share units on September 15, 2009 as each of these individuals had served on the Board for at least five years as of that date. Additionally, as new directors, Dr. Rachesky and Ms. Yaffe were each granted 12,500 restricted share units on September 15, 2009. The grant date fair value of each of these awards was $82,125.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is designed to provide stockholders with an understanding of the Company’s executive compensation philosophy and objectives as well as the analysis that the Compensation Committee performs in setting executive compensation. In doing so, it describes the material elements of compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or our principal financial officer during fiscal 2010, and our three other most highly compensated executive officers (the “Named Executive Officers”). During fiscal 2010, the Named Executive Officers were:

•	Jon Feltheimer, our Chief Executive Officer and Co-Chairman;

•	Michael Burns, our Vice Chairman and Director;

•	Steven Beeks, our Vice President, President and Co-Chief Operating Officer;

•	Joseph Drake, our Co-Chief Operating Officer and President, Motion Picture Group; and

•	James Keegan, our Chief Financial Officer and Chief Administrative Officer.

Executive Compensation Components

The Company’s executive compensation program is generally based on three components, which are designed to be consistent with the Company’s compensation philosophy:

(1) base salary;

(2) annual incentive bonuses; and

(3) long-term incentive awards, including awards of restricted share units, SARs and stock options that are subject to time-based and/or performance-based vesting.

The Company also provides certain perquisites and personal benefits to the Named Executive Officers pursuant to their employment agreements, and severance benefits if the Named Executive Officer’s employment terminates under certain circumstances. In structuring executive compensation packages, the Compensation Committee considers how each component of compensation promotes retention and/or motivates performance by the executive. The rationale for providing each component of compensation is discussed in more detail in the sections below. Our compensation packages are designed to promote teamwork, initiative and resourcefulness by key employees whose performance and responsibilities directly affect our results of operations.

Base Salary

We provide our executive officers and other employees with an annual base salary to compensate them for the scope of their responsibilities, the complexity of the tasks associated with their position within the Company, their skill set and their performance during the year. Base salaries are not generally reviewed or increased annually — they are established when we hire an executive officer, based on market benchmarks for the position that are available at the time the executive commences employment. In determining base salary, the Compensation Committee primarily considers market data and compensation levels of executive officers of companies in competing businesses, an internal review of the executive’s compensation, both individually and relative to other executive officers, and the individual performance of the executive. We also consider the recommendations of our Chief Executive Officer for other executive officers. For the reasons set forth above, our philosophy has been to establish base salaries that are generally below the market 25 th percentile of such salaries at our peer companies, with the majority of the executive’s compensation being delivered in the form of incentive compensation tied directly to shareholder value creation. The Compensation Committee believes that the base salary levels of the Named Executive Officers and the other executive officers generally are reasonable in view of competitive practices, the Company’s performance and the contribution of those officers relative to that performance.

Generally, base salaries along with perquisites and personal benefits are intended to attract and retain highly qualified executives. These are the elements of our executive compensation program where the value of the benefit in any given year is not dependent on performance and the marketplace (although base salary amounts and benefits determined by reference to base salary may increase from year to year depending on performance, among other things). We believe that in order to attract and retain top executives, we need to provide them with certain predictable compensation levels that reward their continued service. The Compensation Committee’s philosophy has been to set the base salary levels of the Named Executive Officers at or slightly below the median salary level paid to similarly situated executives at our peer companies.

During fiscal 2010, the Compensation Committee did not approve any changes to base salaries for the Named Executive Officers as set forth in their respective employment agreements.

Annual Incentive Bonuses

Annual incentive bonuses are primarily intended to motivate the Named Executive Officers to reward and motivate executives to achieve annual financial, operational and individual performance objectives and focus on promotion of/contribution to achievement of the Company’s business strategy. The Company has entered into employment agreements with each of the Named Executive Officers that generally provide for bonuses to be determined in the discretion of the Compensation Committee, as recommended by our Chief Executive Officer (other than for himself), based on the performance measures set forth in the employment agreement. Although annual incentive bonuses are primarily based on individual and corporate performance, in some circumstances, the Compensation Committee may provide additional discretionary bonus awards. The Compensation Committee believes that discretionary bonuses, where warranted, can be effective in motivating, rewarding and retaining our executive officers. Annual incentive bonus payments are typically paid in June based on performance for the prior fiscal year. For the reasons set forth above, our philosophy has been to establish annual incentive bonuses that are generally below the market 25 th percentile of such bonuses at our peer companies.

In addition to their annual incentive bonus awards, Messrs. Feltheimer and Burns would be entitled to “stock price bonuses” pursuant to their employment agreements if the volume-weighted average of the median price of our common shares exceeds certain thresholds over a six-month period. We believe that the stock price bonus provides an effective incentive to these executives to enhance Company performance in a way that is directly tied to the creation of value for our shareholders. No such bonuses were granted in fiscal 2010. For more information on these bonuses, see the descriptions of the employment agreements for Messrs. Feltheimer and Burns under Description of Employment Agreements — Salary and Bonus Amounts below.

For fiscal 2010, the Compensation Committee approved the following annual incentive bonuses to be awarded to each of the Named Executive Officers. In each case, the bonuses were determined by the Compensation

Committee in its discretion based on its subjective assessment of the achievement of the various performance objectives noted below. Except as expressly noted below, no specific financial performance targets or other objective performance criteria were established by the Compensation Committee for purposes of determining bonuses to be awarded to the Named Executive Officers. Rather, the Compensation Committee noted the actual performance of the Company or the individual executive, as applicable, and made a subjective determination as to the level of that performance.

Jon Feltheimer and Michael Burns

The bonus amounts for Messrs. Feltheimer and Burns were determined based on, as appropriate, review of certain of the following criteria adopted by the Compensation Committee (with no emphasis to be derived from the order in which they appear):

•	the Company’s fiscal 2010 earnings before interest, income tax provision, depreciation and amortization, equity interests, and gains or losses on extinguishment of debt and the sale of equity securities (“EBITDA”);

•	the Company’s revenue and bottom line performance;

•	the Company’s ability to pay such bonus;

•	the Company’s free cash flow levels;

•	the Company’s debt reduction;

•	growth of the Company’s core library asset;

•	an informal formula of 100% of base salary, if annual targets are met; and

•	consideration of other criteria identified below, such as transformative transactions and initiatives completed by the Company which may result in general long-term growth of the business.

In reviewing such criteria, the Compensation Committee noted, among other things, that the Company’s businesses generally performed well in fiscal 2010, despite a difficult retail environment. The Company generated record library revenue of $323 million and cash flow of approximately $110 million in fiscal 2010, despite a challenging marketplace. Moreover, in April 2010, the Company announced that its adjusted EBITDA would be $115 million rather than the $75 million in its initial guidance. Consequently, the Company ended the 2010 fiscal year with a record adjusted EBITDA performance of $129 million, 70% higher than its initial forecast.

For these purposes, adjusted EBITDA represents EBITDA, as defined above, adjusted for stock-based compensation, EBITDA attributable to non-controlling interest, certain non-recurring charges and non-risk prints and advertising expense. Stock-based compensation represents compensation expenses associated with stock options, restricted share units and stock appreciation rights. Non-recurring charges represent legal and other professional fees associated with a shareholder activist matter. Non-risk prints and advertising expense represents the amount of theatrical marketing expense for third party titles that the Company funded and expensed for which a third party provides a guarantee that such expense will be recouped from the performance of the film (i.e., there is no risk of loss to the Company) net of an amount of the estimated amortization of participation expense that would have been recorded if such amount had not been expensed.

Additionally, the Compensation Committee noted that the Company’s television business has grown at a compound annual rate of more than 40% over the last eleven years, and in fiscal 2010, its revenue grew approximately 58%, from $222 million to $351 million. Indeed, in fiscal 2010, the Company’s diversified portfolio of television businesses encompassed more than 15 shows on ten different networks spanning production, distribution and syndication. The Company also continued its leadership as a creator of distinctive original programming for cable networks, as Weeds, Mad Men, Nurse Jackie and Blue Mountain State were all renewed for new seasons (their sixth, fourth, third and second seasons, respectively). The Company’s prime time roster continued to win critical recognition and acclaim as Mad Men, Weeds and Nurse Jackie combined for a studio record 26 Emmy Award nominations, with Mad Men garnering 17 nominations, including Best Drama Series for the second straight year. In addition, the Company continued to diversify its slate as Fox Broadcasting picked up 13 episodes of the new comedy series Running Wilde. The Company also continued to leverage its television programming leadership into support of new distribution platforms, as Weeds joins Curb Your Enthusiasm and Ugly Betty on the 2010 fall lineup of TV Guide Network, and the Company readies the series Tough Trade and other original programming for EPIX, the Company’s joint venture with Viacom Inc., Paramount Pictures Corporation and Metro-Goldwyn-Mayer Studios Inc., next year.

The Compensation Committee also considered the contributions of Messrs. Feltheimer and Burns to the following achievements during fiscal 2010: that the gross contribution of the Company’s television production segment in fiscal 2010 was $39.5 million before overhead, more than doubling any previous contribution; in May 2009, the Company’s sale of a non-controlling interest in TV Guide Network to One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase, N.A.; in October 2009, the launch of EPIX, which, to date, has concluded carriage agreements with six distributors, including with Verizon FiOS, Cox Communications, Charter Communications, Inc., Mediacom Communications, the National Cable and Telecommunications Cooperative, and DISH Network L.L.C., and is now available to consumers in over 30 million homes; the consummation of various corporate financing transactions (described below under Time-Based Restricted Share Units); and numerous Academy Award, Emmy Award, Golden Globe, and other recognitions, nominations and wins for various Company film and television programs.

Accordingly, for fiscal 2010, based on its review, and review of annual incentive bonuses granted to similar executives in peer group companies, the Compensation Committee approved a discretionary cash bonus of $1,950,000 for Mr. Feltheimer and a discretionary cash bonus of $1,450,000 for Mr. Burns.

Steven Beeks

Mr. Beeks’ bonus was determined, in part, based on the Company’s EBITDA and the performance of the Company’s home entertainment division during the fiscal year and, in part, based on the Compensation Committee’s subjective assessment of Mr. Beeks’ performance, as well as Mr. Feltheimer’s recommendations, based on his subjective assessment of Mr. Beeks’ performance, during the fiscal year. In addition to the Company’s fiscal performance, the Compensation Committee also acknowledged Mr. Beeks’ contribution to, among other things, the following: the Company achieving record library revenue of $323 million and cash flow of approximately $110 million in fiscal 2010 (even though home entertainment revenue decreased approximately 10% in fiscal 2010, as compared to fiscal 2009, due mostly to fewer theatrical releases in fiscal 2010 as compared to fiscal 2009, and a weakness in the overall economy); for the calendar year ended December 31, 2009, the Company had attained a box-office to Blu-ray conversion rate that was nearly 16% higher than the average rate of the major studios; an extension of the Company’s distribution agreement with HIT Entertainment, Inc., which drove growth in fiscal 2010 for the domestic family entertainment division; in August 2009, the consummation of a multi-year distribution agreement with Redbox Automated Retail, LLC, pursuant to which the Company made certain of its titles available at the more than 22,000 Redbox DVD rental locations nationwide; and, in August 2009, consummation of a multi-year home entertainment distribution agreement with the Jim Henson Company, pursuant to which the Company obtained the North American distribution rights to over 350 hours of content from The Jim Henson Company’s extensive film and television library including television series, television specials and catalog home entertainment titles for DVD, electronic-sell-through and video-on-demand channels.

Accordingly, based on its review, and review of annual incentive bonuses granted to similar executives in peer group companies, the Compensation Committee approved a discretionary cash bonus of $790,000 for Mr. Beeks.

Joseph Drake

Mr. Drake’s bonus was determined, in part, based on the Company’s EBITDA and, in part, based on the Compensation Committee’s subjective assessment of Mr. Drake’s performance, as well as Mr. Feltheimer’s recommendations, based on his subjective assessment of Mr. Drake’s performance, during the fiscal year. In addition to the Company’s fiscal performance, the Compensation Committee also acknowledged Mr. Drake’s contribution to, among other things, the following: the Company estimating ultimate profitability on nine of its last 13 films, which is consistent with its track record of 70% profitability for film releases over the past ten years; the increased revenue contribution of Mandate Pictures, LLC to the Company’s 2010 fiscal year; the strong contribution of the Company’s international division in fiscal 2010, even in a weak economy and with a smaller theatrical slate; in April 2009, the Company’s consummation of a multi-picture distribution agreement with Relativity Media in fiscal 2010; in June 2009, the Company’s acquisition of re-make rights to the thriller The Next Three Days, an adaptation of the French film Pour Elle; in August 2009, the Company’s acquisition of U.S. and Canadian distribution rights to Kick-Ass; in September 2009, the Company’s acquisition of worldwide distribution rights to filmmaker Tyler Perry’s adaptation of Ntozake Shange’s award-winning 1975 play For Colored Girls Who Have Considered Suicide When The Rainbow Is Enuf; in January 2010, the Company’s acquisition of worldwide rights to the screen adaptation of the bestselling book What To Expect When You’re Expecting; and, in January 2010, the Company’s acquisition of U.S. and Canadian rights to the 2010 Sundance Film Festival sensation, Buried.

Accordingly, based on its review, and review of annual incentive bonuses granted to similar executives in peer group companies, the Compensation Committee approved a discretionary cash bonus of $785,285 for Mr. Drake.

James Keegan

Mr. Keegan’s bonus was based on the Compensation Committee’s subjective assessment of Mr. Keegan’s performance, as well as Mr. Feltheimer’s recommendations, based on his subjective assessment of Mr. Keegan’s performance, during the fiscal year. In addition to the Company’s fiscal performance, the Compensation Committee also acknowledged Mr. Keegan’s contribution to, among other things, the following: the financial integration of TV Guide Network with the Company and, in May 2009, the Company’s sale of a non-controlling interest in TV Guide Network to OEP; in October 2009, the Company’s consummation of a revolving film credit facility agreement, which provides for borrowings for the acquisition or production of motion pictures; and, in October 2009, the Company’s issuance of $236.0 million aggregate principal amount of 10.25% senior secured second-priority notes due 2016 (the “Senior Notes”) in a private offering conducted pursuant to Rule 144A and Regulation S under the Securities Act.

Accordingly, based on its review, and review of annual incentive bonuses granted to similar executives in peer group companies, the Compensation Committee approved a discretionary cash bonus of $275,000 for Mr. Keegan.

Long-term Incentive Awards

The Company believes that providing a meaningful equity stake in our business is essential to create compensation opportunities that can compete with entrepreneurial employment alternatives. In addition, the Company believes that ownership shapes behavior, and that by providing compensation in the form of equity awards, we align the executive’s incentives with our stockholders’ interests in a manner that we believe drives superior performance over time. Therefore, we have historically made annual grants of stock options, restricted share units and SARs to provide further incentives to our executives to increase shareholder value. The Compensation Committee bases its award grants to executives each year on a number of factors, including:

•	the executive’s position with the Company and total compensation package;

•	the executive’s performance of his or her individual responsibilities;

•	the equity participation levels of comparable executives at comparable companies; and

•	the executive’s contribution to the success of the Company’s financial performance.

In addition, the size, frequency and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and the Company, accounting impact and potential dilution effects.

Award grants to the Named Executive Officers are generally made by the Compensation Committee in connection with the executive’s entering into a new employment agreement with the Company. The Company typically does not grant equity-based awards to its executive officers at any other time. The award grants to Mr. Burns during fiscal 2010 were made in connection with his entering into of new or amended employment agreements with the Company, as described under Description of Employment Agreements — Salary and Bonus Amounts below.

Stock Options.  The Company makes a portion of its long-term incentive grants to the Named Executive Officers in the form of stock options, with an exercise price that is equal to the closing price of our common shares on the date of grant. Thus, the Named Executive Officers will only realize value on their stock options if our shareholders realize value on their shares. The stock options also function as a retention incentive for our executives as they vest ratably over a certain period, generally four years, after the date of grant.

The Company did not grant any stock options to the Named Executive Officers in fiscal 2010.

Share Appreciation Rights.  The Company also makes a portion of its long-term incentive grants to the Named Executive Officers in the form of SARs. Upon exercise of a SAR, the holder receives a cash payment equal to the excess, if any, of the fair market value of our common shares on the date of exercise of the SAR over the base price of the SAR. Because the base price of the SAR is equal to the closing price of our common shares on the grant date, SARs provide the same incentives as stock options because the holder will only realize value on their SARs if our share price increases after the date of grant. The SARs also function as a retention incentive for our executives as they vest ratably over a certain period after the date of grant.

The Company did not grant any SARs to the Named Executive Officers in fiscal 2010.

Time-Based Restricted Share Units.  The Company also grants long-term incentive awards to the Named Executive Officers in the form of restricted share units that are subject to time-based vesting requirements. Awards of time-based restricted share units vest over a period of several years following the date of grant and, upon vesting, are paid in the Company’s common shares. Thus, the units are designed both to link executives’ interests with those of our shareholders as the units’ value is based on the value of our common shares and to provide a long-term retention incentive for the vesting period, as they generally have value regardless of stock price volatility.

In November 2009, the Company entered into an Amendment of Employment Agreement (the “Amendment”) with Mr. Burns pursuant to which the Company extended the term of Mr. Burns’ employment agreement for an additional two years. Under the Amendment, Mr. Burns was granted 229,018 time-based restricted stock units, which are scheduled to vest in three annual installments beginning on March 31, 2011. In addition, at the end of each three-month period after the date of the Amendment through September 1, 2013, Mr. Burns will be granted a number of fully-vested common shares of the Company determined by dividing $187,500 by the closing price of the Company’s common shares on the last trading day before the grant date, subject to Mr. Burns’ continued employment with the Company through the grant date. The vesting schedule of the time-based restricted share units was based on the term of Mr. Burns’ employment agreement (so that the units will be fully vested at the end of such term). In determining the levels of these grants to Mr. Burns, the Compensation Committee considered the historical equity grant levels for Mr. Burns and the other Named Executive Officers, the Towers Perrin report comparing compensation of similar positions at peer group companies, the importance of securing senior management under long term employment contracts, as well as the Compensation Committee’s judgment of Mr. Burns’ unique and important contributions in spearheading various important corporate initiatives for the Company in the past calendar year including the following: leading communications and relationships with shareholder activists; in July 2008 (as amended in September 2009 and December 2009), the Company entering into an amended senior revolving credit facility which provides for a $340 million secured revolving credit facility; in April 2009, the Company’s completion of a refinancing exchange with certain existing holders of the Company’s 3.625% convertible senior subordinated secured notes due 2025 (the “Refinancing Exchange”); in May 2009, the Company’s sale of a non-controlling interest in TV Guide Network to OEP; in October 2009, the Company’s issuing $236 million aggregate principal amount of the Senior Notes; and in October 2009, the Company’s consummation of a revolving film credit facility agreement. Additionally, the Compensation Committee considered that the value of time-based restricted share units (and the performance-based restricted share units described below) granted to Mr. Burns, as well as the common shares to be issued at the end of each three-month period after the date of the Amendment, represent 75% of the value of total restricted share units and common shares granted to Mr. Feltheimer at the time his employment agreement was amended during fiscal 2009 and determined that the level of Mr. Burns’ grants was appropriate in light of the relative roles of Mr. Feltheimer and Mr. Burns within the Company.

Performance-Based Restricted Share Units.  The Company also grants long-term incentive awards to the Named Executive Officers in the form of performance-based restricted share units. The performance unit awards cover multiple years, with a percentage of the units subject to the award becoming eligible to vest each year based on the Company’s and the individual’s actual performance during that year relative to performance goals established by the Compensation Committee. Thus, the performance units are designed both to motivate executives to maximize the Company’s performance each year and to provide a long-term retention incentive for the entire period covered by the award.

Jon Feltheimer and Michael Burns

In November 2009, under the Amendment, the Company also granted Mr. Burns 229,018 performance-vesting restricted share units that vest in three equal annual installments beginning March 31, 2011 (subject to satisfaction of performance criteria approved by the Compensation Committee for the relevant period or on a sliding scale basis if the Compensation Committee determines in its discretion that the performance criteria have not been fully met for a particular year). The factors relied on by the Compensation Committee in determining the levels for this grant are described above under Time-Based Restricted Share Units.

For outstanding performance-based restricted share units previously granted to Messrs. Feltheimer and Burns that were eligible to vest for fiscal 2010, as well as those performance-based restricted share unit that were eligible but did not vest for fiscal 2009, the Compensation Committee selected the following performance criteria to determine the number of these units that would vest for the applicable twelve-month performance period:

•	assessing whether deals or acquisitions are accretive, by examining post-transaction multiples or results, as the case may be;

•	stock price in comparison to the market and other media companies;

•	annual revenue growth (taking into consideration such factors as the reduction of the Company’s theatrical slate in fiscal 2010);

•	growth of the Company’s core library asset;

•	performance of acquisitions over time and their value-added nature (including, but not limited to, broadcasting and digital initiatives);

•	free cash flow levels or EBITDA (as defined), when appropriate;

•	cash management and management of cost of capital;

•	achieving pre-tax net income targets, adjusting for growth opportunities;

•	return on equity and gross margin, whenever comparables are appropriate, in order to assess the Company’s marketplace performance versus those measures at every year end;

•	appropriate capital market raises at parent or subsidiary levels; and

•	any other information that may be deemed appropriate.

The Compensation Committee did not assign any particular weight to any of the foregoing criteria or establish any particular performance targets for these measures. Instead, the Compensation Committee used these criteria as reference points in making its subjective assessment of the performance of the Company and the individual executives during the fiscal year. In reviewing such criteria, the Compensation Committee also acknowledged, among other things, the contributions of Messrs. Feltheimer and Burns to the following: in April 2009, the Company’s completion of the Refinancing Exchange; in October 2009, the Company’s consummation of a revolving film credit facility agreement; in October 2009, the Company’s issuance of $236 million aggregate principal amount of the Senior Notes; and, in December 2009, the Company’s payment of $37.7 million to extinguish $39.9 million of aggregate principal amount (carrying value — $35.0 million) of 3.625% convertible senior subordinated secured notes due 2025 and $38.0 million to extinguish $40.0 million of aggregate principal amount (carrying value — $35.5 million) of 2.9375% convertible senior subordinated secured notes due 2024.

Accordingly, based on its review, the Compensation Committee approved the vesting of all performance-based restricted share units that were eligible to vest for fiscal 2010 as well as those that were eligible but did not vest for fiscal 2009, which consists of an aggregate of 160,000 performance-based restricted share units (consisting of 80,000 performance-based restricted share units eligible to vest for 2009 and 80,000 performance-based restricted share units eligible to vest for 2010) for Mr. Feltheimer, and an aggregate of 258,095 performance-based restricted share units (consisting of 129,047 performance-based restricted share units eligible to vest for 2009, and 129,048 performance-based restricted share units eligible to vest for 2010) for Mr. Burns.

Steven Beeks and Joe Drake

For outstanding performance-based restricted share units previously granted to Messrs. Beeks and Drake that were eligible to vest for fiscal 2010, as well as those performance-based restricted share units that were eligible but did not vest for fiscal 2009, the Compensation Committee determined that the vesting of these units would be triggered upon achievement of 80% of the appropriate Company division’s annual budget for the contemplated fiscal year which is measured by EBITDA (as defined above), revenue and free cash flow for such fiscal year. The Compensation Committee believes that a target of 80% reflects an appropriately difficult yet achievable level of performance for payouts of performance-based restricted unit awards, based on, among other things, the difficulty in projecting film and television revenues due to the volatility of various market segments and the nature of the feature film business. If the threshold performance level is met, the performance-based restricted share units vest on a sliding scale basis based on the actual annual budget for that particular fiscal year. Our Chief Executive Officer has sole discretion to adjust any vesting based on: (i) any material non-recurring events that may, from time to time, increase or decrease the annual budget for such fiscal year; (ii) any transactions or initiatives that may materially affect the financial results of the Company for such fiscal year; (iii) any other relevant strategic operational imperatives completed during such fiscal year; and (iv) other facts that our Chief Executive Officer may consider appropriate.

In addition to reviewing the financial performance of the applicable divisions for these executives, the Compensation Committee also noted, with respect to Mr. Drake, that, due to Company’s small theatrical slate in fiscal 2010, the Company’s motion picture group’s overall contribution was less than its historical average contribution. Accordingly, based on its review, the Compensation Committee approved the vesting of all performance-based restricted share units that were eligible to vest for fiscal 2010 as well as those that were eligible but did not vest for fiscal 2009, which consists of an aggregate of 106,250 performance-based restricted share units (consisting of 53,125 performance-based restricted share units eligible vest in 2009 and 53,125 performance-based restricted share units eligible vest in 2010) for Mr. Beeks. Additionally, based on its review, the Compensation Committee approved the vesting of all performance-based restricted share units that were eligible to vest for fiscal 2010 as well as 65% of those that were eligible but did not vest for fiscal 2009, which consists of an aggregate of 120,750 performance-based restricted share units (consisting of 68,250 performance-based restricted share units eligible to vest for 2009 and 52,500 performance-based restricted share units eligible to vest for 2010) for Mr. Drake.

For more information on the equity-based awards granted to the Named Executive Officers during fiscal 2010, see the Grants of Plan-Based Awards table and accompanying narrative below.

Potential Payments upon Termination or Change in Control

The following section describes the benefits that may become payable to certain Named Executive Officers in connection with a termination of their employment with us and/or a change in control of the Company pursuant to the terms of their respective employment agreements with the Company. In addition to the benefits described below, outstanding equity-based awards held by the Named Executive Officers may also be subject to accelerated vesting in connection with a change in control of the Company under the terms of our 2004 Plan, as noted under Grants of Plan-Based Awards above.

Jon Feltheimer

Severance Benefits — Termination of Employment.  In the event Mr. Feltheimer’s employment is terminated during the employment term either by the Company without cause or by Mr. Feltheimer for good reason (as those terms are defined in Mr. Feltheimer’s employment agreement), Mr. Feltheimer will be entitled to severance pay equal to 100% of the present value of his base salary for the remainder of the term of his employment. In addition, stock options and time-based restricted share units granted to Mr. Feltheimer pursuant to his employment agreement, along with the next installment of his performance-based restricted share units scheduled to vest following the date of termination, will become fully vested, to the extent then outstanding and not otherwise vested. For the remainder of the term of his employment agreement, we will continue to provide Mr. Feltheimer with the benefits he was receiving at the time of his termination, and Mr. Feltheimer will continue to be eligible for the stock-price bonuses described above under Description of Employment Agreements — Salary and Bonus Amounts. Mr. Feltheimer will also continue to receive the quarterly grants of fully vested shares for the remainder of the term of his employment agreement, described above under Description of Plan-Based Awards — Quarterly Grants.

Change in Control Benefits.  Upon a change in control of the Company (as defined in Mr. Feltheimer’s employment agreement), stock options and time-based restricted share units granted to Mr. Feltheimer pursuant to his employment agreement, along with the next installment of his performance-based stock units scheduled to vest following the date of the change in control, will become fully vested, to the extent then outstanding and not otherwise vested. In addition, if the price of our common shares as of the change in control date exceeds the thresholds for the stock-price bonuses described above, Mr. Feltheimer would be entitled to payment of the applicable amount of his stock-price bonus. In the event that the benefits payable to Mr. Feltheimer in connection with a change in control would be subject to the excise tax imposed under Section 280G of the U.S. Internal Revenue Code of 1986 (“Section 280G”), Mr. Feltheimer’s benefits would either be reduced to a level such that the excise tax would not apply or he would be paid the full amount of his benefits and would receive a gross-up payment from us up to a maximum of $150,000, whichever would result in his receiving the greater benefit on an after-tax basis.

Severance Benefits — Termination of Employment in Connection with Change in Control.  In the event Mr. Feltheimer’s employment is terminated by the Company in connection with a change in control (as defined in Mr. Feltheimer’s employment agreement), for any reason other than for cause, or due to Mr. Feltheimer’s death or disability, Mr. Feltheimer would be entitled to a cash payment of $2,500,000 and to severance pay of continued payments of his base salary for the remainder of the term of his employment agreement. If a change in control occurs and Mr. Feltheimer voluntarily terminates his employment within the 30-day period following the change in control, he would be entitled to a cash payment of $2,500,000, but would not be entitled to any continued payment of his base salary.

Severance Benefits — Death or Disability.  In the event Mr. Feltheimer’s employment is terminated during the employment term due to his death or disability (as defined in Mr. Feltheimer’s employment agreement), Mr. Feltheimer (or his estate) would be entitled to payment of the applicable amount of his stock-price bonus if the price of our common shares exceeded the stock-price bonus thresholds for the four-month period preceding the date of termination. Mr. Feltheimer (or his estate) may also be entitled to a pro-rated payment of his stock-price bonus based on the price of our common shares during the six-month period following such a termination. In addition, if Mr. Feltheimer’s employment is terminated due to his death, all restricted share units and options granted to Mr. Feltheimer pursuant to his employment agreement (but not including the quarterly grants of fully vested shares described above), to the extent outstanding and unvested, will immediately accelerate and become fully vested as of the date of death.

Michael Burns

Severance Benefits — Termination of Employment.  In the event Mr. Burns’ employment is terminated during the employment term by the Company without cause (as defined in Mr. Burns’ employment agreement), Mr. Burns will be entitled to severance payment equal to 50% of the present value of his base salary for the remainder of the term of his employment agreement. In addition, stock options and time-based restricted share units granted to Mr. Burns pursuant to his employment agreement, along with the next installment of his performance-based restricted share units scheduled to vest following the date of termination, will become fully vested, to the extent then outstanding and not otherwise vested.

Change in Control Benefits.  Upon a change in control of the Company (as defined in Mr. Burns’ employment agreement), stock options and time-based restricted share units granted to Mr. Burns pursuant to his employment agreement, along with the next installment of his performance-based restricted share units scheduled to vest following the date of the change in control, will become fully vested, to the extent then outstanding and not otherwise vested. In addition, if the price of our common shares as of the change in control date exceeds the thresholds for the stock-price bonuses described above, Mr. Burns would be entitled to payment of the applicable amount of his stock-price bonus.

Severance Benefits — Termination of Employment in Connection with Change in Control.  In the event Mr. Burns’ employment is terminated by the Company in connection with a change in control (as defined in Mr. Burns’ employment agreement), for any reason other than cause, due to Mr. Burns’ death or disability, or if Mr. Burns voluntarily elects to terminate his employment within the 15-day period following a change in control, Mr. Burns would be entitled to severance pay equal to the greater of continued payments of his base salary for the remainder of the term of his employment agreement or $1,800,000.

Severance Benefits — Death or Disability.  In the event Mr. Burns’ employment is terminated during the employment term due to his death or disability (as defined in Mr. Burns’ employment agreement), he (or his estate) would be entitled to payment of the applicable amount of his stock-price bonus if the price of our common shares exceeded the stock-price bonus thresholds for the four-month period preceding the date of termination. Mr. Burns

(or his estate) may also be entitled to a pro-rated payment of his stock-price bonus based on the price of our common shares during the six-month period following such a termination. In addition, if Mr. Burns’ employment is terminated due to his death, all restricted share units and options granted to Mr. Burns pursuant to the employment agreement, to the extent outstanding and unvested, will immediately accelerate and become fully vested as of the date of death.

Steven Beeks

Severance Benefits — Termination of Employment.  In the event Mr. Beeks’ employment is terminated during the employment term by the Company without cause (as defined in Mr. Beeks’ employment agreement), Mr. Beeks will be entitled to severance payment equal to 50% of the present value of his base salary for the remainder of the term of his employment agreement, but in no event less than the greater of either six months’ base salary or the amount Mr. Beeks would receive under our severance policy for non-contract employees that is in effect at the time of termination. In addition, SARs granted to Mr. Beeks pursuant to his employment agreement will become fully vested, to the extent then outstanding and not otherwise vested, although the SARs may not be exercised by Mr. Beeks until the date they were originally scheduled to vest.

Change in Control Benefits.  Upon a change in control of the Company (as defined in the employment agreement), stock options, restricted share units and SARs granted to Mr. Beeks pursuant to his employment agreement will become fully vested, to the extent then outstanding and not otherwise vested.

Severance Benefits — Termination of Employment in Connection with Change in Control.  In the event Mr. Beeks’ employment is terminated by the Company without cause within six months of the date of a change in control (as defined in the employment agreement), Mr. Beeks would be entitled to severance pay equal to the greater of continued payment of 50% of his base salary under the employment agreement for the remainder of the term or $1,500,000.

Severance Benefits — Death.  In the event Mr. Beeks’ employment is terminated during the employment term due to his death, stock options, restricted share units and SARs granted to Mr. Beeks pursuant to his employment agreement will become fully vested, to the extent then outstanding and not otherwise vested.

Joseph Drake

Severance Benefits — Termination of Employment.  In the event Mr. Drake’s employment is terminated during the employment term by the Company without cause or by Mr. Drake for good reason (as those terms are defined in Mr. Drake’s employment agreement), Mr. Drake will be entitled to receive (i) 50% of each EBITDA bonus (as described under Description of Employment Agreements — Salary and Bonus Amounts above) that would have been earned through the conclusion of the term as if his employment agreement had not been terminated and (ii) a payment of 50% of the present value of his base salary for the remainder of the term of his employment agreement (provided that such payment is not less than the greater of six months’ of Mr. Drake’s base salary or the amount he would be entitled to receive under our severance policy for non-contract employees). In addition, Mr. Drake would be entitled to accelerated vesting of the equity-based awards granted pursuant to his employment agreement as follows: (a) with respect to his stock options, 100% of the next installment scheduled to vest following the date of termination and 50% of the following installment become fully vested; (b) with respect to his time-based restricted share units, 100% of the next installment scheduled to vest following the date of termination and 50% of the following installment will become fully vested; and (c) 100% of the next installment of his performance-based stock units scheduled to vest following the date of termination will become fully vested, in each case to the extent then outstanding and not otherwise vested.

Change in Control Benefits.  Upon a change in control of the Company (as defined in the employment agreement), stock options and restricted share units granted to Mr. Drake pursuant to his employment agreement will become fully vested, to the extent then outstanding and not otherwise vested.

Severance Benefits — Termination of Employment in Connection with Change in Control.  In the event Mr. Drake’s employment is terminated by the Company within cause or by Mr. Drake for good reason within six months of the date of a change in control (as defined in the employment agreement), Mr. Drake would be entitled to (i) payment of each EBITDA bonus that would have been earned through the conclusion of the term as if the employment agreement had not been terminated and (ii) severance pay equal to the greater of continued payment of 50% of his base salary under the employment agreement for the remainder of the term or $1,700,000.

Severance Benefits — Death.  In the event Mr. Drake’s employment is terminated during the employment term due to his death, his estate would be entitled to receive all accrued but unpaid base salary, a pro-rated discretionary bonus for the portion of the year employed and the stock options and restricted share units granted to Mr. Drake pursuant to his employment agreement will become fully vested, to the extent then outstanding and not otherwise vested.

James Keegan

Severance Benefits — Termination of Employment.  In the event Mr. Keegan’s employment is terminated during the employment term by the Company without cause (as defined in Mr. Keegan’s employment agreement), Mr. Keegan will be entitled to receive a severance payment equal to 50% of the present value his base salary for the remainder of the term of his employment agreement.

Severance Benefits — Termination of Employment in Connection with Change in Control.  In the event Mr. Keegan’s employment is terminated by the Company without cause after the date of a change in control (as defined in Mr. Burns’ employment agreement), 100,000 restricted share units granted to Mr. Keegan in June 2010 will become fully vested, to the extent then outstanding and not otherwise vested.

Estimated Severance and Change in Control Benefits

The following present the approximate amount of the benefits that each of the Named Executive Officers would have been entitled to have, had his employment terminated under the circumstances described in the preceding paragraphs on March 31, 2010.

Severance Benefits.  The following chart presents our estimate of the amount of the dollar value of the benefits each of the Named Executive Officers would have been entitled to have, had his employment terminated under the circumstances described above (other than in connection with a change in control of the Company) on March 31, 2010:

				Termination Due to
	Termination by the Company Without Cause(1)			Executive’s Death
		Continuation of	Equity	Equity
Name	Cash Severance	Benefits	Acceleration(2)	Acceleration(2)

Jon Feltheimer	$4,800,000	$90,079	$3,856,545	$6,714,683
Michael Burns	$1,617,708	—	$3,801,202	$5,844,428
Steven Beeks	$750,000	—	$447,667	$1,442,167
Joseph Drake	$1,159,521	—	$1,474,200	$2,620,800
James Keegan	$484,896	—	—	—

(1)	As described above, Messrs. Feltheimer and Drake would also be entitled to these benefits pursuant to their respective employment agreements if their employment is terminated for good reason.

(2)	These columns report the intrinsic value of the unvested portions of each executive’s awards that would accelerate in the circumstances. For options and SARs, this value is calculated by multiplying the amount (if any) by which the closing price of our common shares on the last trading day of the fiscal year exceeds the exercise price or base price of the award by the number of shares subject to the accelerated portion of the award. For restricted share unit awards, this value is calculated by multiplying the closing price of our common shares on the last trading day of the fiscal year by the number of units subject to the accelerated portion of the award.

Change in Control Benefits.  The following chart presents our estimate of the dollar value of the amount of the benefits to which each of the Named Executive Officers would have been entitled to receive had a change in control of the Company occurred on March 31, 2010 (and, as applicable, the executive’s employment with us had terminated under the circumstances described above on such date):

		Equity		Section 280G
Name	Cash Severance(1)	Acceleration(2)		Gross-Up

Jon Feltheimer	$7,300,000	$3,856,545		$150,000	(3)
Michael Burns	$3,235,417	$3,801,202		—
Steven Beeks	$1,500,000	$1,442,167	(4)	—
Joseph Drake	$1,822,055	$2,620,800	(4)	—
James Keegan	—	—		—

(1)	As described above, these severance amounts are payable if the executive’s employment is terminated by the Company without cause in connection with a change in control. Pursuant to their employment agreements, Mr. Feltheimer and Mr. Burns would also be entitled to a cash severance payment if they voluntarily terminated employment within a specified period following a change in control (although the amount of the benefit in Mr. Feltheimer’s case would be limited to $2,500,000).

(2)	See footnote (2) to the table above for the determination of equity acceleration value.

(3)	See the description of the Section 280G provisions of Mr. Feltheimer’s employment agreement above. This figure represents the maximum amount of the Section 280G gross-up payment to which Mr. Feltheimer would be entitled in any circumstances under his employment agreement.

(4)	As described above, Messrs. Beeks and Drake would be entitled on a change in control to accelerated vesting of stock options, all restricted share units and SARs that were granted pursuant to their respective employment agreements.

In June 2010, a change in control of the Company occurred as a result of Carl Icahn and affiliated entities, shareholders of the Company, becoming the beneficial owners, directly or indirectly, of securities representing 33% or more of then outstanding common shares of the Company. As a result, the then-outstanding equity awards held by Messrs. Feltheimer, Burns, Beeks and Drake accelerated on that date, as described under Potential Payments upon Termination or Change in Control above.

Equity Compensation Plan Information for Fiscal 2010

We currently maintain two equity compensation plans: the 2004 Plan and the Lionsgate Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), each of which has been approved by our shareholders. No new awards may be granted under the Equity Incentive Plan. In addition, as described below, we granted certain equity-based awards that were not under shareholder-approved plans in connection with our acquisition of Mandate Pictures in 2007.

The following table sets forth, for each of our equity compensation plans, the number of common shares subject to outstanding options and rights, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of March 31, 2010.

			Number of Common Shares
			Remaining Available for
	Number of Common		Future Issuance Under Equity
	Shares to be Issued	Weighted-Average	Compensation Plans
	Upon Exercise of	Exercise Price of	(Excluding Shares
	Outstanding Options,	Outstanding Options,	Reflected in
Plan Category	Warrants and Rights	Warrants and Rights	the First Column)

Equity compensation plans approved by shareholders	7,120,686 (1)	$9.87 (2)	3,717,360 (3)
Equity compensation plans not approved by shareholders	1,028,333 (4)	$9.22 (4)	—

Total	8,149,019	$9.75	3,717,360

(1)	Of these shares, 2,760,000 were subject to options then outstanding under the 2004 Plan. In addition, this number includes 4,360,686 shares that were subject to outstanding stock unit awards granted under the 2004 Plan. Of these stock unit awards, 1,268,051 represent units subject to satisfaction of certain performance targets.

(2)	This number does not reflect the 4,360,686 shares that were subject to outstanding restricted share unit awards granted under the 2004 Plan.

(3)	All of these shares were available for award grant purposes under the 2004 Plan. The shares available under the 2004 Plan are, subject to certain other limits under that plan, generally available for any type of award authorized under the 2004 Plan including options, share appreciation rights, restricted shares, restricted share units, share bonuses and performance shares. No new awards may be granted under the Equity Incentive Plan.

(4)	On September 10, 2007, pursuant to the acquisition of Mandate Pictures, Joseph Drake entered into an employment agreement with Lions Gate Films, Inc. (“LGF”), our wholly-owned subsidiary, to serve as its Co-Chief Operating Officer and President of the Motion Picture Group, and Nathan Kahane entered into an employment agreement with LGF to serve as the President of Mandate Pictures. Pursuant to the terms of his employment agreement, Mr. Drake was granted 525,000 restricted share units (payable upon vesting in an equal number of shares of our common stock) which are scheduled to vest over five years based on his continued employment with LGF and half of which are also subject to the satisfaction of certain performance targets, and options to purchase 500,000 shares of our common stock, 200,000 options of which are vested and 300,000 options which are scheduled to vest over three years based on his continued employment with LGF. Pursuant to the terms of his employment agreement, Mr. Kahane was granted 25,000 restricted share units (payable upon vesting in an equal number of shares of our common stock) and options to purchase 100,000 shares of our common stock, all of which are scheduled to vest over three years based on his continued employment with LGF. The per share exercise price of each option is the closing price of our common stock on September 10, 2007, the date of grant of the options.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Review of Related Transactions

We recognize that transactions we may conduct with any of our directors or executive officers may present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than our best interests and those of our shareholders. We have established, and the Board has adopted, a written Related Person Transactions Policy to monitor transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, in which the Company and any of the following have an interest: (i) any person who is or was an executive officer, director, or director nominee of the Company at any time since the beginning of the Company’s last fiscal year; (ii) a person who is or was an immediate family member (as defined in the policy) of an executive officer, director, or director nominee at any time since the beginning of the Company’s last fiscal year; (iii) any person who, at the time of the occurrence or existence of the transaction, is greater than 5% beneficial owner of our common shares; (iv) any person who, at the time of the occurrence or existence of the transaction, is an immediate family member (as defined in the policy) of the greater than 5% beneficial owner of our common shares; or (v) or any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in which such person has a 10% or greater beneficial ownership interest (which we refer to in this report as a “related person”). The policy covers any transaction where the aggregate amount is expected to exceed $120,000 in which a related person has a direct or indirect material interest.

Under the policy, potential related person transactions proposed to be entered into by us must be reported to our General Counsel, and shall be reviewed and approved by the Audit Committee. The Audit Committee will review the material facts of any potential related person transaction and will then approve, ratify or disapprove the transaction. In making its determination to approve or ratify a related person transaction, the Audit Committee considers such factors as: (i) the extent of the related person’s interest in the related person transaction; (ii) the approximate dollar value of the amount involved in the related person transaction; (iii) the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss; (iv) whether the transaction was undertaken in the ordinary course of business of the Company; (v) whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third person; (vi) the purpose of, and the potential benefits to the Company of, the transaction; and (vii) any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. No director or executive officer may participate in any discussion, approval or ratification of a transaction in which he or she is a related person.

The full text of the Related Person Transaction Policy is available in the Investors/Governance Documents section on our website at www.lionsgate.com or may be obtained in print, without charge, by any shareholder upon request to our Corporate Secretary.

Relationships and Transactions

Cerulean, LLC Transactions

In December 2003 and April 2005 (as amended in May 2010), we entered into distribution agreements with Cerulean, LLC (“Cerulean”), a company in which Messrs. Feltheimer and Burns each hold a 28% interest. Under the agreements, we obtained rights to distribute certain titles in home video and television media and Cerulean is entitled to receive royalties. During the year ended March 31, 2010, the Company paid $0.1 million to Cerulean under these agreements

Icon International, Inc. Transactions

In March 2006, we entered into purchase and vendor subscription agreements with Icon International, Inc. (“Icon”), a company which directly reports to Omnicom Group, Inc. Mr. Simm is the Chairman and Chief Executive Officer of Omnicom Media Group, a division of Omnicom Group, Inc. Under the purchase agreement, we agreed to transfer title to certain excess CDs in inventory to Icon International, Inc. for liquidation purposes. In return, Icon agreed to pay us approximately $0.7 million. We received the $0.7 million payment in March 2006. Under the vendor subscription agreement, we agreed to purchase approximately $4.1 million in media advertising through Icon. During the year ended March 31, 2010, we did not make any payments to Icon under the vendor subscription agreement.

In January 2007, we and Icon entered into a vendor subscription agreement (the “Vendor Agreement”) with a term of five years. Mr. Simm is the Chairman and Chief Executive Officer of Omnicom Media Group, a division of Omnicom Group, Inc. Under the Vendor Agreement, we agreed to purchase media advertising through Icon and Icon agreed to reimburse us for certain operating expenses as follows: (1) $763,958 during the first year of the term; (2) $786,013 during the second year of the term; (3) $808,813 during the third year of the term; (4) $832,383 during the fourth year of the term; and (5) $856,750 during the fifth year of the term (collectively, the “Minimum Annual Payment Amounts”) or, at our option, we could elect that Icon reimburse us for certain operating expenses in the following amounts: (a) $1,145,936 during the first year of the term; (b) $1,179,019 during the second year of the term; (c) $1,213,219 during the third year of the term; (d) $1,248,575 during the fourth year of the term; and (e) $1,285,126 during the fifth year of the term (collectively, the “Supplemental Annual Payment Amounts”). We have elected to be reimbursed for the Supplemental Annual Payment Amount for the first year of the term. In exchange, we agreed to purchase media advertising through Icon of approximately $5.6 million per year (if we elect to be reimbursed for the Minimum Annual Payment Amount) or approximately $8.4 million per year (if we elect to be reimbursed for the Supplemental Annual Payment Amount) for the five-year term. The actual amount of media advertising to be purchased is determined using a formula based upon values assigned to various types of advertising, as set forth in the Vendor Agreement. For accounting purposes, the operating expenses incurred by us will continue to be expensed in full and the reimbursements from Icon of such expenses will be treated as a discount on media advertising and will be reflected as a reduction of advertising expense as the media advertising costs are incurred by us. The Vendor Agreement may be terminated by us effective as of any Vendor Agreement year end with six months’ notice. During the year ended March 31, 2009, Icon paid $1.2 million to us under the Vendor Agreement. During the year ended March 31, 2010, Icon paid $1.2 million to the Company under the Vendor Agreement. During the year ended March 31, 2010, the Company incurred $7.2 million in media advertising expenses with Icon under the Vendor Agreement.

Other Transactions

During the year ended March 31, 2010, we recognized $2.2 million in revenue pursuant to the five-year license agreement with FEARnet, of which we own a 33.33% interest.

During the year ended March 31, 2010, we recognized less than $0.1 million in distribution and marketing expenses paid to Roadside Attractions, LLC (“Roadside”) in connection with the release of certain theatrical titles. During the year ended March 31, 2010, we made $3.1 million in participation payments to Roadside in connection with the distribution of certain theatrical titles. We hold a 43% interest in Roadside.

During the year ended March 31, 2010, we recognized $0.6 million in interest income associated with a $7.9 million note receivable from Break.com, of which we own a 42% equity interest.

During the year ended March 31, 2010, we recognized $38.6 million of revenue from Studio 3 Partners, LLC (“EPIX”) in connection with certain theatrical releases. As of March 31, 2010, we held $11.8 million of accounts receivables from EPIX. EPIX is our joint venture with Viacom Inc., Paramount Pictures Corporation and Metro-Goldwyn-Mayer Studios Inc. We own a 31.15% interest in EPIX.

Director Independence

It is the policy of the Board that a majority of directors be “independent” of the Company and of the Company’s management. For a director to be deemed “independent,” the Board shall affirmatively determine that the director has no material relationship with the Company or its affiliates or any member of the senior management of the Company or his or her affiliates. In making this determination, the Board shall apply, at a minimum and in addition to any other standards for independence established under applicable statutes and regulations, the following standards, which are available in the Investors/Governance Documents section on our website at www.lionsgate.com and which may be amended or supplemented, from time to time:

•	A director who is, or has been within the last three years, an employee of the Company, or whose immediate family member is, or has been within the last three years an executive officer of the Company will not be deemed independent. Employment as an interim Chairman or Chief Executive Officer or other executive officer will not disqualify a director from being considered independent following that employment.

•	A director who has received, or who has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), will not be deemed independent. Compensation received by a director for former service as an interim Chairman or Chief Executive Officer or other executive officer, and compensation received by an immediate family member for service as an employee (other than an executive officer) of the Company will not be considered in determining independence under this test.

•	(A) A director who is a current partner or employee of a firm that is the Company’s internal or external auditor; (B) a director who has an immediate family member who is a current partner of such a firm; (C) a director who has an immediate family member who is a current employee of such a firm and personally works on the listed Company’s audit; or (D) a director who was, or whose immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the Company’s audit within that time will not be deemed independent.

•	A director who is, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the time serves or served on that company’s compensation committee will not be deemed independent.

•	A director who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other entity’s consolidated gross revenues, will not be deemed independent. In applying this test, both the payments and the consolidated gross revenues shall be those reported in the last completed fiscal year.

Pursuant to our Corporate Governance Guidelines, the Board undertook its annual review of director independence in May 2010. During this review, the Board considered transactions and relationships between each director or any member of his immediate family and the Company and its subsidiaries and affiliates, including those reported under the heading Certain Relationships and Related Transactions below. The Board also examined transactions and relationships between directors or their affiliates and members of the Company’s senior management or their affiliates. As provided in our Corporate Governance Guidelines, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is “independent.” The Nominating and Corporate Governance Committee, with assistance from counsel, regularly reviews our Corporate Governance Guidelines to ensure their compliance with Canadian law and SEC and NYSE regulations. The full text of our Corporate Governance Guidelines is available on our website at www.lionsgate.com, or may be obtained in print, without charge, by any shareholder upon request to our Corporate Secretary.

As a result of this review, the Board affirmatively determined that each of Messrs. Bacal, Evrensel, Koffman, Ludwig, Paterson, Dr. Rachesky, Simm, Simmons, Tobin and Ms. Yaffe are “independent” of the Company and its management under our Standards for Director Independence, Canadian standards, SEC rules and regulations and the NYSE listing standards. Each of these directors meets the independence requirements adopted by the Board of Directors as set forth above and has no other material relationships with the Company that the Board of Directors, after considering all relevant facts and circumstances, believes would interfere with the exercise of independent judgment in carrying out such director’s responsibilities.

In making its determination that Messrs. Bacal and Evrensel are “independent” directors, the Board noted that Heenan Blaikie LLP, of which Messrs. Bacal and Evrensel are partners, is the Company’s outside Canadian corporate counsel. During the year ended March 31, 2010, we made approximately $0.4 million in payments to Heenan Blaikie LLP, the Company’s outside Canadian counsel, in connection with legal services. Accordingly, given that neither Mr. Bacal nor Mr. Evrensel directly represented the Company in any legal matters in fiscal 2010 and the Company’s payments to Heenan Blaikie LLP for services rendered in fiscal 2010 represented less than 2% of such firm’s total consolidated gross revenues, the Board concluded that this relationship does not affect their status as “independent” directors.